 Creative Vision Alliance Corp

_____

File Number: Rule Number: 230.431
Public Offering Prospectus March 12, 2014

7,000,000 shares of common stock

proposed offering price $0.2500 per share

Creative Vision Alliance Corp
210 White Wing Dr #B
Columbia, South Carolina 29229

Creative Vision Alliance common stock requesting to be traded on the OTC Electronic Bulletin Board under the symbol CVAC.

Investing in the common stock involves a high degree of risk. This should be carefully considered. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is complete.

March 10, 2014

PROSPECTUS SUMMARY

The offering:

Common Stock offered by securities issuer/holder	7,000,0000 shares
Common stock to be outstanding if all of the above shares are sold (including deferred stock units purchased at par value to non-employee director for his contributions to the corporation)	10,000,000 shares

Our Company:

Creative Vision Alliance Corporation envisions products that place technology into commercial entities, residential environments, educational institutions, and medical facilities. Our corporate goal is to maximize profits and make environments and conveyances efficient in technological and electronic aspects. Technology advancements, as well as globalization has allowed for CVAC to introduce innovative ideas, equipment, and strategies to clients. As a business that values quality, reputation, and satisfaction, feedback and interaction is highly encouraged.

Creative Vision Alliance Corporation's endeavors also include media production and promotion, in the role of publishing, recording, marketing and advertising promotion, distribution, and consulting. This is an area we are highly confident in due to the technology available that easily crosses over to this sector. CVAC will continue to provide services and consultation to the telecommunication industry, in which we are a part of a major movement to help keep jobs within the United States. This success has been made accomplishable with several partners which allows offsetting of offshore job placements with the use of virtual employees that reside within the nation.

Except for historical information, the information in this prospectus and in our SEC reports will contain some forward-looking statements about our expected future business and performance. Our actual operating results and financial performance may vary from predictions. We have a short operating history by which the business and prospects can be evaluated as of today.

Creative Vision Alliance Corporation was incorporated in March of 2012. Our operating results in the future will be subject to all of the risks and uncertainties inherent in the development and maturation of a business. It is also possible that competitors may copy our products. While we do seek copyrights and patents as applicable, litigation costs can be high, as well as timely; therefore, this may not prevent all competition.

If stockholders sell substantial amount of our common stock in the public market, the market price of common stocks can fall. If price of the common stock drops, then short sales by holders may be encouraged, and may result in further downward pressure on the market price of the common stock. Lastly, our common stock initially trades on the OTC Electronic Bulletin Board. Stocks trading on the OTC Electronic Bulletin Board generally attract a smaller number of market makes and a less active public market, and may be subject to significant volatility.

USE OF PROCEEDS:

The shares being sold with this prospectus are being sold to fund capital to further business operations.

DIVIDEND POLICY:

Creative Vision Alliance Corp has not paid any dividends on its common stock, and is not anticipating that dividends will be paid in the foreseeable future. The Board of Directors intends to follow a policy of retaining earnings, if any, to finance the growth of the company. The declaration and payment of any dividends in the future will be determined by the Board of Directors in light of conditions that are then existing, including the company's earnings, financial condition, capital requirements, and other factors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

Overview:

Creative Vision Alliance was founded on March 2012 by Director Roland Chambers. The company has since been involved with innovations, sales and consulting of electronic products for both commercial and residential environments, while; maintaining a focus on enhancing the domestic culture. The business also ran a test pilot on providing jobs to Americans via a nationwide virtual service center for major Fortune 500 companies to combat jobs being sent offshore.

As of 2014, Creative Vision Alliance continues to pursue opportunities to service virtual contracts, and is developing a plan to further participate in the media and advertising market. This includes the continuing production and promotion of audio recordings, books (physical and electronic), and graphics.

RESULTS OF OPERATIONS:

Revenues:

Revenues for the year ended December 31, 2013 was $22,592. An increase is expected with the addition of the recent acquisition.

Costs and expenses:

Direct costs for the year ended December 31, 2013 represented.

Management's plans include the following:

1. Maximize profits for shareholder and investors.
2. Creative Vision Alliance Corporation has arranged to hire virtual workers within the nation as service personnel for Fortune 500 firms.
3. The company is currently organizing media products in various formats to place back in distribution cycle.
4. The company believes that it can acquire working capital through sale of securities, or borrowings, in view of the nature of its customer base. Nevertheless, the Company continues to be subject to risk factors, including uncertainty funds and competition, although market acceptance and technological factors have been substantially evaluated.
5. Creative Vision Alliance Corporation is continuing to work towards government contracts that are applicable and available in their represented sector.
6. Creative Vision Alliance Corporation is also expanding facilities location for more efficient production and goods movement.

MARKETING:

By providing innovative solutions, Creative Vision Alliance Corporation does fill the void in the market industry. This specifically applies to technology and electronic equipment or consultations, as well as the creation of a domestic virtual workforce. The acquisition of the media and advertising firm is an already established market, where the products speak for themselves; thus, branding will be more effective.

Our focus is to partner with major distributors to enhance sales. CVAC plans to focus heavily on product placement with radio television and internet mediums. We will take full advantage of the time allocated to successfully and effectively promote products and services. Product placement will vary since some goods require physical space, while others can be digitally provided. Any product that we produce will comply with all industry regulations and will provide distributors the opportunity to gain a larger share of their respective markets. We also provide support   programs or consultations that can help our partners' marketing plan all while increasing shareholder profits.

FUTURE PRODUCT DEVELOPMENT:

As Creative Vision Alliance Corp identifies the specific product needs within the virtual sector, as well as media industry, products will be developed to meet these needs.

The company has the capabilities of equipping offices, homes, and vehicles with the newest technologies that are compatible with customers' needs, all while enhancing convenience.

INTELLECTUAL PROPERTY:

Creative Vision Alliance Corp will file the United States Department of Commerce, Patent and Trademark Office, and U.S. Copyright Office as deemed fit. These filings will be formal with fees paid as associated with products and services. As granted, there is no assurance that this will provide meaningful protection against competing products which may be introduced.

MANAGEMENT:

Name	Age	Position
Roland Chambers	36	President, Director

Roland Chambers, president and director, has over a decade of success and knowledge of engineering, logistics, business-to-business wholesale, business-to-consumer retail, and auto industry/dealership practice. He has also researched and had hands-on experience with e-commerce and virtual work environment prior to the incorporation of Creative Vision Alliance Corporation. His education is from American Public University, as a Bachelor of Business Administration, Economics major.

- Director of Creative Vision Alliance Corporation (2012)
- President of Reliable Auto & Reliable Electronics (2002)
- Partner at Reliable Brokering (2000)
- Production Operator for TCB (1998)

DIRECTOR COMPENSATION:

At present, the director listed has deferred his salary in the form of authorized purchase of 3,000,000 stocks at par value for the upcoming year.

SECURITY OWNERSHIP OF CERTAIN BENEFICAL OWNERS AND MANAGEMENT'S

Name	Number of Shares	Percent of Outstanding Common Stock
Roland Chambers	3,000,000 (deferred)	30.00%

DESCRIPTION OF SECURITIES:

Common stock

Creative Vision Alliance is authorized to issue 10,000,000 shares of common stock. The holders of the common stock are entitled to one vote per each share held and have the sole right and power to vote on all matters on which a vote of stockholders is taken. Voting rights are non-cumulative. The holders of shares of common stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefore and to share pro-rata in any distribution to stockholders. The company anticipates that any earnings will be retained for use in its business for the foreseeable future. Upon liquidation, dissolution, or winding up of the company, the holders of common stock are entitled to receive the net assets held by the company after distributions to the creditors. The holders of common stock do not have any preemptive right to subscribe for or purchase any shares of any class of stock. The outstanding shares of common stock and shares offered hereby will not be subject to further call or redemption and will be fully paid and non-assessable.

Preferred stock

The Board of Directors has the authority to cause the company to issue without any further vote or action by stockholders, up to 3,000,000 shares of preferred stock, in one or more series, and to designate the number of shares constituting any series, and to fix the rights, preferences, privileges, and restrictions thereof including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of preferred stock may have the effect of delaying, deferring, or preventing a change in control of the company without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control.

PLAN OF DISTRIBUTION:

The primary distribution of these securities will take place on the over-the-counter market. Alternatively, security holders may from time to time offer such securities through underwriters, dealers, or agents. The alternative selling may be effected in one or more transactions that may take place on the over-the-counter market, including:

- ordinary broker's transactions, privately negotiated transactions or through sales to one or more broker-dealers for resale at market price prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Customary or specifically negotiated brokerage fees or commissions may be paid by the selling security holders in connection with such sales of securities. The securities offered by such holders may be sold by one or more of the following methods, without limitations:
- a ordinary brokerage transactions and transactions in which the broker solicits purchasers, and
- face-to-face transactions between sellers and purchasers without a broker-dealer

In effecting sales, brokers or dealers engaged by the selling security holders may arrange for other brokers or dealers to participate. The selling security holders and intermediaries through whom such securities are sold may be deemed "underwriters" within the meaning of the Act with respect to the securities offered, and any profits realized or commissions received may be deemed underwriting compensation.

At the time a particular offer of securities is made by or on behalf of a selling security holder, to the extend required, a prospectus will be distributed, which will set forth the number of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers, or agents, if any, the purchase price paid by any underwriter for shares purchased from the selling security holder and any discounts, commissions or concessions allowed or re-allowed or paid to dealers and the proposed selling price to the public.

CREATIVE VISION ALLIANCE CORP

<u>TABLE OF CONTENTS</u>

FINANCIAL STATEMENTS	PAGES
Income Statement	7
Balance Sheet	8
Notes to Financial Statements	9-12

Balance **Sheet**

Creative Vision Alliance Corporation	FY-2012	FY-2013
Current Assets		
Cash		15680
Investments		
Inventories		1200
Accounts receivable		6912
Pre-paid expenses		
Other		
Total		23792
Fixed Assets		
Property and equipment		2400
Leasehold improvements		
Equity and other investments		
Less accumulated depreciation (Negative Value)		-85
Total		2315
Other Assets		
Charity		
Total		
Total Assets		26107
Current Liabilities		
Accounts payable		
Accrued wages		
Accrued compensation		
Income taxes payable		1230
Unearned revenue		
Other		
Total		1230
Long-term Liabilities		
Mortgage payable		
Total		
Owner Equity		
Investment capital		22000
Accumulated retained earnings		2877
Total		24877
Total Liabilities & Stockholder Equity		26107

Income Statement

Creative Vision Alliance Corporation
Year Ending December 31, 2013

Financial Statements in U.S. Dollars

Revenue

Gross Sales	22592	
Less: Sales Returns and Allowances	1350	
Net Sales		21242

Cost of Goods Sold

Beginning Inventory		
Add: Purchases	10050	
Freight-in		
Direct Labor		
Indirect Expenses		
Inventory Available	10050	
Less: Ending Inventory		
Cost of Goods Sold		10050
Gross Profit (Loss)		11192

Expenses

Advertising	960
Amortization	
Bad Debts	
Bank Charges	
Charitable Contributions	
Commissions	
Contract Labor	
Depreciation	
Dues and Subscriptions	
Employee Benefit Programs	
Insurance	
Interest	294
Legal and Professional Fees	
Licenses and Fees	300
Miscellaneous	
Office Expense	
Payroll Taxes	
Postage	
Rent	
Repairs and Maintenance	1440
Supplies	
Telephone	
Travel	
Utilities	
Vehicle Expenses	
Wages	
Total Expenses	2994
Net Operating Income	8198

Other Income

Gain (Loss) on Sale of Assets	
Interest Income	
Total Other Income	0
Net Income (Loss)	8198

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Capitalization

Creative Vision Alliance Corp. ("the Company") was incorporated on March 2012, under the laws of the State of South Carolina. The Company's Certificate of Incorporation authorizes the company to issue and have outstanding at any one time 10,000,000 shares of common stock and 3,000,000 shares of preferred stock.

Use Estimates

The historical data on financial statements pertain solely to Creative Vision Alliance Corp. Any future financial statements will reflect the addition of business ventures acquired, as it occurs, if any.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions, it may undertake in the future, they may ultimately differ from actual results.

Revenue Recognition

The Company recognizes revenue from the sale of products and services at the time the transaction is completed with the client. Product and Service revenues are recognized once service is performed for cash accounts or by invoice date for contract or purchase accounts.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of the primary of cash and cash equivalents, and accounts receivable.

Cash

The Company maintains deposit balances at financial institutions that are currently federally insured. With growth, these deposits can exceed the federally insured amounts. The Company believes that such risks are minimized as a result of the size and stature of the financial institutions in which the Company maintains its accounts.

Accounts Receivable

The Company does business and extends credit based on an evaluation of the customers' financial condition, sometimes requiring collateral, and at other times without such requirement. Exposure to losses on receivables with any business can be expected to vary by customer due to financial condition of each customer. The Company monitors exposures to credit losses and maintains allowances for anticipated losses considered necessary under the circumstances.

Development Stage

As noted above, the Company was incorporated on March 2012. Through March 2014, the Company had principally engaged in organizational activities, including planning operations. The revenue generated was not considered significant in relation to the Company's business plan.

Cash and Cash Equivalents

The Company considers all highly liquid investments, including short-term securities, with an original maturity of three months or less to be cash equivalent. Short-term securities (generally commercial paper maturing in approximately 30 days) are stated at cost plus accrued income, which approximates market value.

Investments

The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities, as purchased will be recorded at fair value in future balance sheets under current assets, and the change in fair value during any period will be included in the results of operation.

Inventories

Inventories, which are primarily composed of product parts or components and supplies, are stated at the lower of cost or market, with cost determined using an average cost method. Inventory costs for finished goods and work-in-process include material, labor, production overhead, and outside services, if any.

Property, Plant and Equipment

Property, plant, and/or equipment is to be recorded at cost and depreciated, using the straight-line method over the estimated useful lives of the assets. Gain or loss on disposition of assets is recognized during the current period. Repairs and maintenance are charge to expense as incurred. Major replacements and betterments are capitalized and depreciated over the remaining useful lives of the assets.

Product Development Costs

Costs in connection with the development of the Company's product are comprised of design production, consulting and other related professional fees. These costs are charged to expense as incurred.

Advertising

Advertising costs are charged to expense as incurred

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Account Standards (SFAS) No. 109. "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax liabilities and assets for temporary difference, operating loss carry-forwards, and tax credit carry-forwards existing at the date of the financial statements. An effective tax rate of 15% was used to calculate the deferred income taxes.

A temporary difference is a difference between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when the asset is recovered or the liability is settled. Deferred taxes represent the future tax return consequences of these differences.

NOTE 2. LINE OF CREDIT

The Company has a credit line with ...

NOTE 3. COMMON STOCK

Issuance of Common Stock to Board of Directors for Services

In March of 2012, the Board of Directors authorized the issuance of 3,000,000 shares of common stock to a director, with payment of par value thereof. These shares have been designated as deferred stock units upon directors minimum contribution valued at $36,000 per year, and to be included in management and consulting fees, officers/directors/stockholder.

PROSPECTUS

The public may read and copy any materials it files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and state the address of that site http://www.sec.gov